UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
eHealth, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
28238P109
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
(212) 521-8495
Copies to:
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28238P109	SCHEDULE 13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSON Hudson Executive Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,501,002
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,501,002
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,002
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(1)
14		TYPE OF REPORTING PERSON PN, IA
(1)
Calculated based on 25,932,593 shares of common stock, $0.001 par value per share, of eHealth, Inc. (the “Company”), outstanding as reported in the Company’s Annual Report on Form 10-K filed by the Company on February 26, 2021.

CUSIP No. 28238P109	SCHEDULE 13D	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSON HEC Management GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,501,002
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,501,002
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,002
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14		TYPE OF REPORTING PERSON PN, IA
(2)		Calculated based on 25,932,593 shares of common stock, $0.001 par value per share, of the Company, outstanding as reported in the Company’s Annual Report on Form 10-K filed on February 26, 2021.

CUSIP No. 28238P109	SCHEDULE 13D	Page 4 of 6 Pages

1		NAMES OF REPORTING PERSON Douglas L. Braunstein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,501,002
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,501,002
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,002
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (3)
14		TYPE OF REPORTING PERSON IN
(3)		Calculated based on 25,932,593 shares of common stock, $0.001 par value per share, of the Company, outstanding as reported in the Company’s Annual Report on Form 10-K filed on February 26, 2021.

CUSIP No. 28238P109	SCHEDULE 13D	Page 5 of 6 Pages

ITEM 1. SECURITY AND ISSUER
This Amendment No. 1 to the Schedule 13D relates to the Schedule 13D filed on February 19, 2021 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, collectively the “Schedule 13D”) by the Reporting Person, relating to the common stock, par value $0.001 per share (the “Shares”), of eHealth, Inc., a company organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.
The Reporting Persons (as defined below) beneficially own an aggregate of 1,501,002 Shares (the “Subject Shares”). The Subject Shares represent approximately 5.8% of the issued and outstanding Shares based on 25,932,593 Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed on February 26, 2021.
ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 is incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On March 10, 2021, Hudson Executive Capital LP (“Hudson Executive”), on behalf of itself, its affiliates and its affiliated funds  entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer.

Pursuant to the Cooperation Agreement:

•
John Hass has been appointed to the Board of Directors of the Issuer (the “Board”) as a Class I director with a term expiring at the 2022 annual meeting of shareholders (the “2022 Annual Meeting”) and as a member of the Strategy Committee of the Board, and Hudson Executive and the Issuer will cooperate in good faith to agree, no later the 45 days from the date of the Cooperation Agreement, on an additional director (the “Second Director”) to be appointed to the Board as a Class III director with a term expiring at the 2021 annual meeting of shareholders (the “2021 Annual Meeting”) and as a member of at least one committee of the Board;

•
the Issuer will include the Second Director on the slate of nominees recommended by the Board in the Issuer’s proxy statement and proxy card relating to the 2021 Annual Meeting and support the election of the Second Director in a manner no less rigorous and favorable than the manner in which the Issuer supports any other nominees;

•
at any annual or special meeting of shareholders of the Issuer prior to the Expiration Date (as defined in the Cooperation Agreement), Hudson Executive has agreed to appear in person or by proxy at such meeting and to vote all shares of Common Stock over which Hudson Executive, its affiliates or associates has voting power (A) in favor of all directors nominated by the Board for election at any such meeting, (B) in accordance with the Board’s recommendations with respect to any proposal submitted to the shareholders of the Issuer; provided, that Hudson will be permitted to vote in its discretion on any extraordinary transaction; and

•
Hudson has agreed to refrain from taking certain actions with respect to the Issuer until the earlier of (i) December 31, 2021 and (ii) the date that is thirty (30) days prior to the deadline under the Bylaws for director nominations and shareholder proposals for the 2022 Annual Meeting.

The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 3 and is incorporated herein by reference.

CUSIP No. 28238P109	SCHEDULE 13D	Page 6 of 6 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3	Cooperation Agreement, dated March 10, 2021, by and between eHealth, Inc. and Hudson Executive Capital LP.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 11, 2021

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein